Direct Phone: 202.298.1735 jeffrey.li@foster.com

September 11, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tatanisha Meadows

Adam Phippen

Scott Anderegg

Lilyanna Peyser

Re:	Jowell Global Ltd. Draft Registration Statement on Form F-1 Submitted September 11, 2020 CIK No. 0001805594

Ladies and Gentlemen:

On behalf of our client, Jowell Global Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated August 6, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on July 13, 2020. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”).

To facilitate your review, we have separately delivered to you today a copy of the Amended Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Draft Registration Statement on Form F-1 Submitted July 13, 2020

Prospectus Summary, page 1

1. Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response: We do not believe we will be deemed a “controlled company” as defined by the market on which we intend to list our ordinary shares. According to Listing Rule 5615(c) and IM-5615-5 of Nasdaq, a Controlled Company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.

Currently, we have a total of 60,000,000 ordinary shares issued and outstanding, of which Mr. Zhiwei Xu, our largest shareholder, Chairman of the Board and Chief Executive Officer owns 19,800,000 shares. Mr. Zhiwei Xu also owns 750,000 shares of the Company’s outstanding preferred shares, and each preferred share entitles the owner thereof to the right to vote equal to two ordinary shares.  Therefore, Mr. Zhiwei Xu currently holds ordinary shares and preferred shares which in the aggregate represent 35.5% of the voting power of our total issued and outstanding shares before the offering, which will be further reduced after the offering.

2. In an appropriate place in your summary, please more prominently disclose the differences in the voting rights of your various classes of stock, and the fact that your Chairman Mr. Zhiwei Xu, through Jowell Holdings Ltd., beneficially owns all of the outstanding preferred stock and will therefore control the company after the offering.

Response: We have disclosed the differences in the voting rights of our various classes of stock, and the fact that our Chairman Mr. Zhiwei Xu, through Jowell Holdings Ltd., beneficially owns all of the issued and outstanding preferred shares on page 4 of the Amended Draft Registration Statement. Mr. Xu currently holds ordinary shares and preferred shares which in the aggregate represent 35.5% of the voting power of our total issued and outstanding shares before the offering, which will be further reduced after the offering.

3. We note your statement that “[f]or the year ended December 31, 2019, our total revenue increased by about $37.6 million or 155.4% from about $24.2 million in 2018 to about $61.8 million in 2019.” In order to provide potential investors with appropriate context, please also disclose here that net income decreased during this time period, or tell us why such disclosure is unnecessary.

Response: We have revised our disclosure to state that the net income of the Company decreased during the time period on page 2 of the Amended Draft Registration Statement.

Corporate History and Structure, page 5

4. We note your corporate diagram on pages 5 and 50. The chart is difficult to read. Please enhance the chart so it is easier to read.

Response: We have provided enhanced charts on pages 5 and 52 of the Amended Draft Registration Statement.

Recent Developments Related to the COVID-19 Outbreak, page 7

5. We note your disclosure on page 8 and elsewhere that “our revenues in the first quarter of 2020 will increase year over year, however, there is no guarantee that our total revenues will grow or remain at the similar level year over year in the next three quarters of 2020. The situation remains highly uncertain. It is therefore difficult for the Company to estimate the negative impact on our business or operating results due to COVID-19 pandemic.” Please tell us what consideration you have given to updating the disclosure of the impact that COVID-19 has had and likely will have on your business now that the fiscal year is more than half complete. Please refer to CF Disclosure Guidance: Topic No. 9.

Response: we have revised our disclosure of the impact that COVID-19 has had and likely will have on our business on pages 7 and 54 of the Amended Draft Registration Statement.

Risk Factors

We historically have received a substantial part of our supplies from our related party suppliers,..., page 11

6. Please enhance this risk factor to specify the persons and/or names of the companies that are the related parties that have historically provided your supplies, as well as the manner in which they are related parties. Please confirm that you will file as exhibits the agreements you have with your largest and related party suppliers, or tell us why you do not believe you are required to file such agreements.

Response: We have provided the names of the companies that are the related parties that have historically provided our supplies, as well as the manner in which they are related parties on page 12 of the Amended Draft Registration Statement. We have filed the form of purchase and sales agreement with our largest and related party suppliers as exhibits to Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

7. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIE. Information should be in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIE. Accompany the disclosure with a discussion of the risks and uncertainties that may result in deconsolidation of the VIE.

Response: The Company and its subsidiaries are all holding companies, except for its consolidated VIE. The only assets held by the Company and its subsidiaries are the cash in their bank accounts. We have disclosed the information regarding the assets and operations that are not subject to involvement with the consolidated VIE and the risks and uncertainties that may result in deconsolidation of the VIE on page 71 of the Amended Draft Registration Statement.

Liquidity and Capital Resources, page 62

8. Reference is made to the third paragraph on page 63 where you disclose cash and working capital as of June 30, 2020. Please tell us whether any debt was issued in the six month ended June 30, 2020. If so, please disclose these actions. Please also disclose the amount of such cash inside and outside of China.

Response: The Company did not issue any debt in the six-month ended June 30, 2020. Since there was no debt issued during six-month period ended June 30, 2020, we believe a separate disclosure in regards of debt issuance is not necessary. In addition, all the cash as of June 30, 2020 as disclosed on page 69 of the Amended Draft Registration Statement was held by our consolidated VIE inside of China. We have revised disclosure to include the amount of such cash inside and outside of China on page 69 of the Amended Draft Registration Statement.

9. Please revise to describe how cash is transferred through the organization. Please also disclose the restricted net assets of consolidated subsidiaries as of December 31, 2019.

Response: We have revised our disclosure to describe the cash transfer in the organization on page 70 of the Amended Draft Registration Statement. We also disclosed the restricted net assets of the consolidated subsidiaries as of December 31, 2019 on page F-17 of the Amended Draft Registration Statement.

Investing Activities, page 64

10. It appears the amount disclosed as cash used in investing activities during 2018 contains a typographical error. Please revise so the amount agrees to the amount presented on the Statement of Cash Flows.

Response: We have corrected the typographical error and revised disclosure on page 70 of the Amended Draft Registration Statement.

Industry Overview, page 69

11. In the first chart, by footnote or in an explanation to the chart, please explain that “YOY” means year over year.

Response: We have added a footnote to the chart explaining that “YOY” means year over year from page 76 to page 85 of the Amended Draft Registration Statement

Business

Our Sales Channels, page 81

12. Please disclose whether you typically enter into agreements with the authorized retail stores, suppliers and third-party merchants with whom you do business and, if so, please describe the typical material terms of those agreements.

Response: We have disclosed that we typically enter into agreements with the authorized retail stores, suppliers and third-party merchants with whom we do business and described the typical material terms of those agreements on page 89 of the Amended Draft Registration Statement

Our Internet Platforms, page 84

13. We note your disclosure that approximately 35.84% of your GMV was generated from your mobile platform in 2018, compared to approximately 41.49% in 2019. To place this in context, please provide similar disclosure for your other sales channels, or tell us why such disclosure is not necessary.

Response: We use different sales channels to market and sell the products on our online shopping mall, except for the products purchased and taken by walk-in customers at our authorized stores. For the products sold through our online shopping mall which represent the majority of our sales, they are either purchased online or through our mobile app. The GMV numbers that we disclosed on page 91 show the percentage of sales made through mobile app against online sales, which covers all sales channels, including Online Direct Sales, Authorized Retail Store Distribution (through store online order), Third-party Merchants on our platform and Live Streaming Marketing.

Regulations, page 91

14. Please revise to discuss the effects of the various regulations that you describe here on your business with a view to understanding how the regulations are applicable to you.

Response: We have discussed the effects of the various regulations on our business and how those regulations applied to us from page 98 to page 108 of the Amended Draft Registration Statement.

Note 1 - Organization and nature of business, page F-7

15. Please provide disclosure that explains the risks in enforceability of contracts and non- performance by the VIE. Please also describe the potential impact of the risks, including potential for deconsolidation.

Response: We have provided disclosure to explain the risks in enforceability of the contracts and non-performance by the VIE on page F-31 of the Amended Draft Registration Statement. We also described the potential impact of the risks, including potential for deconsolidation on page F-31 of the Amended Draft Registration Statement

16. Please disclose that you attribute all of the VIE’s net income or loss to you. If this is not the case, please explain.

Response: We have revised our disclosure to clarify that all of the consolidated VIE’s net income or loss is attributed to us on page F-29 of the Amended Draft Registration Statement.

Note 3 - Summary of Significant Accounting Policies Consolidation of Variable Interest Entity, page F-8

17. Please disclose assets of the VIE that can only settle obligations of the VIE and liabilities for which creditors do not have recourse to the general credit of its primary beneficiary. Refer to ASC 810-10-50-3.

Response: We have revised our disclosure to clarify that assets of the VIE can only settle obligations of the VIE and creditors of the VIE have no recourse to the general credit of the Company, which is the primary beneficiary of the VIE, through its 100% controlled subsidiary Shanghai Jowell on page F-31 of the Amended Draft Registration Statement.

Revenue Recognition, page F-11

18. Please disclose when control transfers to the customer. Refer to ASC 606-10-50-12a.

Response: We have revised our disclosure to clarify that goods or services are transferred when the customer obtains control of it, which generally occurs upon the delivery of the products to customers on page F-33 of the Amended Draft Registration Statement.

19. Please tell us, and disclose as necessary, the amount of revenue recognized on a net basis as an agent for each period presented.

Response: We have included the following statement in Note 3 – Revenue recognition on page F-33 of Amended Draft Registration Statement.

“In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes. The Company evaluated and concluded it acted as the principal in the product sales transactions and therefore, recognizes revenue on gross basis. The Company evaluated and concluded it acted as the agent in the platform service transactions and thus, recognizes revenue on net basis. For the year ended December 31, 2019 and 2018, the Company recognized $Nil and $634 revenue associated with platform service transactions on net basis, which was included in “Others” revenue stream in Note 13.”

Note 15 - Condensed financial information of the parent company, page F-21

20. Please tell us your consideration of disclosing the amount of restricted net assets of consolidated subsidiaries as of December 31, 2019.

Response: We added the following note in Note 10 in our consolidated financial statements as of December 31, 2019 on page F-40 of the Amended Draft Registration Statement.

“Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

As aforementioned in Note 10 – Equity, Statutory Reserve, under PRC law, the Company’s subsidiary and VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves. Appropriations to certain statutory reserves are made at the discretion of the Board of Directors. However, these reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. Therefore, these statutory reserves, along with the registered capital of the PRC entities are considered as restricted. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are $4,268,147 and US$1,964,982 as of December 31, 2019 and 2018, respectively.”

If you have any questions or further comments regarding our responses to the Staff’s comments or the Amended Draft Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at Jeffrey.li@foster.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Zhiwei Xu, Chief Executive Officer of the Company